UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
SEC File Number 000-30542
CUSIP Number 23804G104

NOTIFICATION OF LATE FILING

(Check one):	[X]	Form 10-K	[ ]	Form 11-K	[ ]	Form 20-F	[ ]	Form 10-Q	[ ]	Form N-SAR

For Period Ended: December 31, 2019

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

DATA443 RISK MITIGATION, INC.

Full Name of Registrant

LANDSTAR, INC.

Former Name if Applicable

101 J Morris Commons Lane, Suite 105

Address of Principal Executive Office (Street and Number)

Morrisville, North Carolina 27560

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Records and documentation necessary for completion of the narrative and financial statements for the report were not available in time to complete the Form 10-K of the Registrant for the period ended December 31, 2019. The Registrant, its accountants, auditors, consultants, and advisors are being impacted by government imposed restrictions due to the outbreak of the corornavirus (COVID-19), which has contributed to the delay in compiling and completing the Registrant’s annual report. The Registrant expects to file such report on or before April 14, 2020.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Keith A. Rosenbaum	949	851-4300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DATA 443 RISK MITIGATION, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2020	By:	/s/ Jason Remillard
	Name:	Jason Remillard
	Title:	Chief Executive Officer